                                              Exhibit 11







                                          October 1, 1995



Tishman Speyer Properties, L.P.
520 Madison Avenue
New York, NY  10022

David Rockefeller
Room 5600
30 Rockefeller Plaza
New York, NY 10020


Ladies and Gentlemen:

            Whitehall Street Real Estate Limited Partnership V, Goldman, Sachs & Co., Goldman Sachs Mortgage Company (collectively, the "Whitehall Investors"), Tishman Speyer Properties, L.P. ("Tishman Speyer") and David Rockefeller ("Rockefeller") intend to submit a transaction proposal to the Board of Directors of Rockefeller Center Properties, Inc. ("RCPI") substantially on the terms set forth in the letter attached as Annex 1 hereto (the "Proposal") and in connection therewith the parties hereto wish to set forth their understandings and agreements relating to their respective commitments to participate in the transaction described in the Proposal.

            Accordingly, the parties hereto hereby agree as follows:

            1. Each of the undersigned hereby consents to the delivery of the Proposal to the Board of Directors of RCPI and commits to participate in the Proposal on the terms and subject to the conditions set forth therein and in the description of the Transaction Structure attached as Annex 2 hereto (including Exhibit A thereto) (the "Transaction Summary"); provided that if prior to October 6, 1995 Rockefeller shall not have arranged an investor group reasonably satisfactory to the Whitehall Investors to fund a portion of his commitment, then he may terminate his commitment hereunder.

            2. The Whitehall Investors and Tishman Speyer hereby commit that if Rockefeller terminates his commitment in accordance with the proviso of paragraph 1 above, then the Whitehall Investors and Tishman Speyer shall participate in the Proposal on the terms and subject to the conditions set forth therein and in the description of the Alternative Transaction Structure attached as Annex 3 hereto (including Exhibit A thereto) (the "Alternative Transaction Summary").

            3. In the case of paragraph 2, the Whitehall Investors may in their sole discretion modify the capitalization of the entity to be formed described in the Alternative Transaction Summary (provided that any such modification shall not disproportionately adversely affect Tishman Speyer relative to the Whitehall Investors), in which case each of Tishman Speyer may terminate its commitment hereunder.

            4. Subject to the foregoing, if the Board of RCPI elects to pursue the Proposal, the parties hereto shall negotiate in good faith to expeditiously enter into definitive agreements consistent with the terms and conditions set forth in the Proposal and the Transaction Summary or the Alternative Transaction Summary, as applicable.

            5. This letter and the parties' respective obligations hereunder shall not be assignable without the consent of each of the parties hereto, and any attempted assignment shall be void.

            6. This letter may be executed in one or more counterparts, each of which shall be an original and all of which, when taken together, shall constitute one and the same instrument.

            7. This letter is intended solely for the benefit of the parties hereto and is not intended to confer any benefits upon or create any rights in favor of, any person other than the parties hereto.

            8. This letter shall be governed by and construed in accordance with the laws of the State of New York (other than its rules of conflicts of laws to the extent that the application of the laws of another jurisdiction would be required thereby).

            9. This letter shall be effective as of the opening of business in New York City on October 2, 1995.

            If the foregoing correctly sets forth the agreement reached among the parties hereto with respect to the subject matter hereof, kindly execute this letter in the space provided below, at which time this letter shall serve as a binding and enforceable agreement among the parties hereto.

                                    Very truly yours,



                                    WHITEHALL STREET REAL ESTATE LIMITED
                                    PARTNERSHIP V

                                    GOLDMAN, SACHS & CO.

                                    GOLDMAN SACHS MORTGAGE
                                    COMPANY


                                    By: /s/ Daniel M. Neidich
                                       Name:
                                       Title:


ACCEPTED AND
AGREED TO:


TISHMAN SPEYER PROPERTIES, L.P.
By:   Tishman Speyer Properties, Inc.
      its general partner


      By: /s/ Jerry I. Speyer
         Name:
         Title:


/s/ David Rockefeller
David Rockefeller


*By: /s/ Peter W. Herman
     Peter W. Herman
     Attorney-in-Fact

                                                                 Annex 1









                                                           October 1, 1995



Board of Directors
Rockefeller Center Properties, Inc.
1270 Avenue of the Americas, Suite 2410
New York, NY  10020

Attention:  Dr. Peter Linneman
            Chairman

Gentlemen:

            On behalf of an entity (the "Acquiror") to be formed and capitalized by Whitehall Street Real Estate Limited Partnership V ("Whitehall"), Goldman, Sachs & Co., Goldman Sachs Mortgage Company ("GSMC"), Tishman Speyer Properties, L.P. and David Rockefeller (together with their respective designated affiliates, the "Investor Group"), we are pleased to submit a proposal for the acquisition of Rockefeller Center Properties, Inc. ("RCPI") pursuant to a merger between the Acquiror and RCPI in which holders of all outstanding shares of Common Stock of RCPI will receive $7.75 per share in cash in exchange for their shares (the "Merger").

            The Merger Agreement referred to below will not contain any financing condition. The Merger and this Proposal are, however, conditioned upon (i) acquisition by RCPI of the Rockefeller Center property and related assets (the "Property") pursuant to a confirmed plan for the owners of the Property (the "Plan") under chapter 11 of the Bankruptcy Code, which Plan, as well as the order confirming the Plan, shall be satisfactory to the Investor Group in all respects, (ii) RCPI's entering into a definitive merger agreement on acceptable terms (the "Merger Agreement"), (iii) RCPI shareholder approval of the Merger and (iv) there having occurred no material adverse change in the financial condition of RCPI or the Property (including any issuance of additional stock in RCPI or agreement to reduce the rent under any material lease of space in the Property).

            The Merger Agreement will include customary and appropriate representations and warranties, covenants, exclusivity and confidentiality provisions, a break-up fee of $7,500,000 and will provide for reimbursement of reasonable expenses and other typical miscellaneous provisions. This proposal is conditioned upon RCPI's not filing any material pleadings and other documents ("RCPI Pleadings") relating to the chapter 11 proceedings involving Rockefeller Center Properties (the "Proceedings") or taking any other action that is material (as determined by the Investor Group) in any way relating to the Proceedings not acceptable to the Investor Group, and the Merger Agreement will expressly provide for such condition.

            Upon execution of the Merger Agreement, GSMC will lend RCPI up to an additional $33 million under the Loan Agreement, dated as of December 18, 1994, between RCPI and GSMC, and RCPI will prepay any borrowing it has made under the Investment Agreement, dated as of August 18, 1995, between RCPI and Zell/Merrill Lynch Real Estate Opportunity Partners Limited Partnership III (the "Investment Agreement") and thereby terminate the Investment Agreement.

            Our proposal is also subject to RCPI's having, immediately prior to consummation of this Merger, (i) no more than 38,260,704 shares of common stock outstanding, (ii) no outstanding warrants or rights to purchase capital stock or securities convertible into or exchangeable for capital stock or stock appreciation rights (collectively, "Stock Rights"), other than those owned by Whitehall and (iii) only those existing liabilities as are set forth on Schedule A to this letter. To the extent RCPI incurs liabilities not set forth on Schedule A or has issued additional shares of common stock or Stock Rights, the Investor Group may elect to proceed with the transaction with a corresponding reduction to the purchase price.

            We are in a position to proceed on an expedited basis. Our proposal will remain open until the close of business on October 6, 1995; provided that we reserve the right to withdraw our proposal prior to such date if (i) RCPI enters into any agreement or agreement in principle with the owners of the Property or Rockefeller Group, Inc. with respect to either (x) a plan of liquidation or reorganization for the owners of the Property or (y) a plan or proposal for the transfer of the Property in satisfaction of the existing mortgage thereon in lieu of such a plan or
(ii) RCPI proposes any such plan either on its own or jointly with any third party, in each case, if such agreement, plan or proposal is not acceptable to the Investor Group.

            We would welcome the opportunity to meet with you or your advisors to answer any questions concerning the proposal we have outlined in this letter and to negotiate the Merger Agreement, which we believe can be entered into by October 6.

Sincerely,



Daniel M. Neidich
(on behalf of Goldman, Sachs & Co.,
Goldman Sachs Mortgage Company
and Whitehall Street Real Estate Limited Partnership V)




Jerry I. Speyer
(on behalf of Tishman Speyer Properties, L.P.)




David Rockefeller*


*By: ________________________________
       Peter W. Herman
       Attorney-in-Fact

                                 Schedule A


                                    Company Liabilities estimated
                                       as of December 31, 1995(1)

 Outstanding Debt:
     Current Coupon Convertible Debentures (1)                                       $213,170,000

     Zero Coupon Convertible Debentures                                               360,283,107

     Floating Rate Notes (1)(2)                                                       150,000,000

     14% Debentures(1)                                                                 75,000,000

 Total Outstanding Debt                                                              $798,453,107


 Other Liabilities:

     Swaps (estimated)                                                                  10,000,000

     Transaction Costs (3)                                                               8,000,000

     Other General and Administrative Liabilities (see
        Attachment 1)                                                                    3,497,543

     Maximum Trade Payables                                                             15,000,000

     Zell Breakup Fee and Related Expenses                                              11,575,000

 Total Other Liabilities                                                               $48,072,543


 Total Liabilities                                                                    $846,525,650


 Minimum Net Cash                                                                      $12,000,000


 Total Net Liabilities                                                                $834,525,650


<F1>
(1)  Assumes interest on obligations payable currently is paid.

<F2>
(2)  Assumes GSMC lends $33.7 million under the terms of  the GSMC Loan
     Agreement.

<F3>
(3)  Includes only professional fees to PaineWebber, Weil, Gotshal &
     Manges, Shearman & Sterling, and expense liabilities payable to Goldman, Sachs & Co. under its existing agreements.

                                Attachment 1

                             Other Liabilities

                (Amounts estimated as of December 31, 1995)

All litigation listed on Annex A hereto and any expenses incurred by the Company in connection with these suits and any indemnity payments due from the Company to the officers and directors in connection with such suits (based on the assumption that collectively such litigation would not have a material adverse effect on the Company).



 Audit Fees                                                                          $  150,000

 Property Appraisal                                                                     150,000

 Investor Relations Consulting                                                          150,000

 Consulting Fees                                                                         20,000

 Office space lease (future cash rent to the end of the lease)                          770,000

 Tax Return Preparation Fees                                                             10,000

 Directors' Fees and Expenses                                                             5,000

 Property Inspection                                                                      7,500

 Registrar and Transfer Agent Fees                                                       35,000

 Dividend Reinvestment Plan                                                               2,000

 Investor Communications                                                                 50,000

 Taxes                                                                                    2,500

 Data Processing                                                                          5,000

 Travel and Reimbursable Expenses                                                         3,000

 Telephone Service                                                                        3,000

 Miscellaneous                                                                          127,000

 Office Equipment Leases                                                                 26,100

 EDGAR Filings -- Merrill Corporation                                                    25,000

 Payroll -- Salaries                                                                     13,245

 Payroll -- Taxes                                                                        11,054

 Payroll -- Incentive Savings Plan                                                        2,716

 Contractual Severance Pay                                                            1,267,000

 Contractual Severance Benefits                                                         152,429

 Retirement Plan                                                                        510,000

 Total                                                                               $3,497,543

                          Annex A to Attachment 1

General

            On January 23, 1995 Bear, Stearns & Co., Inc. and Donaldson, Lufkin & Jenrette Securities Corporation commenced an action against the Company in the Supreme Court of New York, County of New York. The plaintiffs allege that the Company breached a contract relating to the plaintiffs' provision of investment banking services to the Company. The plaintiffs seek $5,062,500 in damages, plus costs, attorneys' fees and interest.

            On May 24, 1995 Jerry Krim commenced an action encaptioned Krim
v. Rockefeller Center Properties, Inc. and Peter D. Linneman. On June 7, Kathy Knight and Moishe Malamud commenced an action encaptioned Knight, et al. v. Rockefeller Center Properties, Inc. and Peter D. Linneman. Both actions were filed in the United States District Court for the Southern District of New York and purport to be brought on behalf of a class of plaintiffs comprised of all persons who purchased the Company's common stock between March 20, 1995 and May 10, 1995. The complaints allege that the Company and Dr. Linneman violated the federal securities laws by their purported failure to disclose prior to May 11, 1995 that the Borrower would file for bankruptcy protection. The cases have been consolidated and the plaintiffs are seeking damages in such amount as may be proved at trial, plus costs, attorneys' fees and interest.

            On July 6, 1995 Charal Investment Company, Inc. commenced a derivative action against certain of the Company's present and former directors (the "Defendant Directors") in the Court of Chancery of the State of Delaware in and for New Castle County. The Company was named as a nominal defendant. The plaintiff alleges that the Defendant Directors breached their fiduciary duty by: (1) using commercial paper proceeds to repurchase Convertible Debentures; (2) entering into interest rate swaps; and (3) making capital distributions to stockholders. The plaintiffs seek such equitable or injunctive relief as may be appropriate and to have the Defendant Directors pay the Company damages to the extent the Company was harmed as a result of the Defendant Directors' breach of fiduciary duty, plus costs, attorneys' fees and interest.

            On July 31, 1995 L.L. Capital Partners, L.P. commenced an action against the Company in the United States Court in the Southern District of New York. The plaintiff alleges that, prior to December 1993, the Company failed to disclose its purported belief that the Rockefeller family and the Borrower's corporate parent would cease to fund the Borrower's cash flow shortfalls and that, as a result of such non-disclosure, plaintiffs were induced to purchase 700,000 shares of the Company's common stock at $7.00 per share in December, 1993. The plaintiffs seek rescission, or, in the alternative, monetary damages (including punitive damages), plus interest.

                                                                                                                  DAMAGES ALLEGED

 1.  Jose Algarin v. RCPI, et al., No. 132218/94                                                                    $1,000,000.00

 2.  Christala Mavroudes v. RCPI, et al., No. 100082/93                                                                 25,000.00*

 3.  George Albert Salmon and
     Mary Redfern v. RCPI, et al, 122720/94                                                                          7,750,000.00

 4.  Esteban Ovalle v. RCPI, et al., 4725/95                                                                         2,000,000.00

 5.  Marilyn Lamacchia v. RCPI, et al., No. 128649/94                                                               20,000,000.00

 6.  Robert Morales v. RCPI, et al., No. 132388/94                                                                     750,000.00

 7.  Hyacinth Harrison v. RCPI, et al., No. 128826/94                                                                1,000,000.00

 8.  Hyacinth Harrison v. RCPI, et al., No. 113506/94                                                                1,000,000.00

 9.  Barbara Gross v. RCPI, et al., No. 21035/94                                                                     1,000,000.00

 10. Sharon A. Gearhart v. RCPI, et al., 13598/93                                                                    2,000,000.00

 11. Geraldine B. Martin, et al. v. RCPI, et al.,
      No. 117397/94                                                                                                  5,000,000.00

 12. Manny Ramos, Jr. v. RCPI, et al., No. 3426/94                                                                  20,000,000.00

 13. Rosa Perifimos, et al. v. RCPI, et al.,
      No. 93-032229                                                                                                  5,750,000.00

 14. Madelyn Vanderwel v. RCPI, et al., No. 23684/93                                                                 1,000,000.00

 15. Giacomo M. Favia v. RCPI, et al., No. 26500/94                                                                  1,000,000.00

 16. Cornell Richards v. RCPI, et al., No. 30435/94                                                                    500,000.00

 17. Reliance Insurance Company v. RCPI et al.,
      No. 94-133892                                                                                                    186,000.00

<F1>
  *Plaintiff alleges at least $25,000, the full amount to be proved at trial.

                                                                    Annex 2


                           Transaction Structure


Initial Investors

            GS/Whitehall:                 $220 million (50%)

            David Rockefeller:            $200 million (approx. 45%)
            (including additional investors reasonably acceptable to Whitehall Investors)

            Tishman Speyer:               $20 million (approx. 5%)

            Total Equity:                 $440 million


Capitalization (in millions)

            New financing(a)        $   430
            Zeros                       360
            14%                          75
              Total Debt                865
            Equity                      440
            Total                   $ 1,305


____________
(a) If new financing is not available on favorable terms, certain existing financing would remain in place.


Management Arrangements

      o     See Exhibit A

                                                                  Exhibit A

                                 Term Sheet
                          Shareholder Arrangements


Structure:                    Form of company to be agreed upon among
                              Whitehall and its affiliates (the "Whitehall
                              Investors") and the other investors (the
                              "Other Investors" and together with the
                              Whitehall Investors, the "Investors")

Management:

      Managing Agent:         Tishman Speyer Properties, L.P. to act as
                              managing agent ("Managing Agent") with
                              responsibility for day-to-day management of the Property, subject to authority of the Board. Managing Agent to be subject to Management Agreement described below.

      Initial Officers:       Chairman:  David Rockefeller (if he elects to
                              serve in such capacity) or an individual designated by Whitehall Investors (if not David Rockefeller)

                              Vice Chairman:  Individual designated by
                              Whitehall Investors (if David Rockefeller is Chairman) or by Other Investors (if Chairman designated by Whitehall Investors)

                              President and CEO:  Jerry I. Speyer

      Board: Comprised of 4 members designated by Whitehall Investors (the "Class A Directors") and 4 members designated by Other Investors (the "Class B Directors"); provided that in lieu of designating 4 members Whitehall Investors may designate fewer than 4 members having the right to 4 votes on the Board.

      Supermajority Matters:  Following matters to require affirmative vote of 75% of each of the Class A and Class B
                              Directors:

                                    (i)    merger or consolidation of the
                                           Company with or into any other
                                           entity;

                                    (ii)   liquidation or dissolution of
                                           the Company, except as required
                                           by applicable law;

                                    (iii)  approval of annual budget;

                                    (iv)   engaging in new lines of
                                           business or material deviations
                                           therefrom;

                                    (v)    purchases of (x) any additional
                                           properties or (y) any other
                                           assets in excess of agreed upon
                                           threshold;

                                    (vi)   declaration or payment of
                                           dividends or other
                                           distributions;

                                    (vii)  incurrence, including
                                           refinancing, of indebtedness in
                                           excess of agreed upon thresholds
                                           (other than the financing
                                           contemplated to be outstanding
                                           at the closing of the
                                           transactions);

                                   (viii)  entering into any transaction
                                           with any Affiliate (it being
                                           understood that (A) absent
                                           special circumstances and
                                           provided that Goldman, Sachs &
                                           Co. or its affiliate is an
                                           equity owner of RCPI, Goldman,
                                           Sachs & Co. shall be the
                                           Company's investment banking
                                           firm, on customary terms as
                                           approved by the Board and
                                           (B) Tishman Speyer shall provide
                                           cleaning and other property
                                           related services on customary
                                           terms as approved by the Board);

                                    (ix)   capital expenditures other than
                                           as set forth in the annual
                                           budget approved in accordance
                                           with clause (iii) above;

                                    (x)    commencement or settlement of
                                           material litigation;

                                    (xi)   designation and removal of
                                           executive officers;

                                    (xii)  issuance or sale of any equity
                                           interests in the Company;

                                    (xiii) any public offering of equity
                                           interests in the Company;

                                    (xiv)  any adoption or modification of
                                           significant accounting policies
                                           or practices and appointment of
                                           independent auditors; and

                                    (xv)   entering into space leases
                                           relating to (x) space in excess
                                           of 100,000 square feet,
                                           (y) Radio City Music Hall or
                                           (z) the ice rink, or space
                                           leases not consistent with
                                           annual budget approved in
                                           accordance with clause (iii).

Disposition of Property:      No dispositions of all or any portion of the
                              Property except as follows:

                                    A.     with the consent of 75% of each
                                           of the Class A and Class B
                                           Directors prior to third
                                           anniversary;

                                    B.     with the consent of 50% of the
                                           Board from and after the fifth
                                           anniversary.

                              If a disposition of property is approved in accordance with the foregoing, the Board shall dispose of such property to the highest unaffiliated bidder.

Restrictions on Transfer:     No transfers of interest in the Company prior
                              to third anniversary without the unanimous consent of the Board, except:

                                    A.     any pledge to a bank or other
                                           financial institution in
                                           connection with securing a bona
                                           fide loan to an Investor; or

                                    B.     any transfer by an Investor to
                                           an affiliate of such Investor;
                                           provided that (i) such affiliate
                                           must execute an agreement by
                                           which it shall become bound by
                                           these arrangements and (ii) such
                                           affiliate must be an affiliate
                                           of an original Investor.

                              After third anniversary, any Investor may transfer its interest in the Company provided that it complies with the following procedures:

                                    A.     Prior to offering such interest
                                           to any third party, the selling
                                           Investor shall first offer such
                                           interest to the non-selling
                                           Investors (pro rata based on
                                           their respective interests in
                                           the Company); provided that if
                                           the selling Investor is one of
                                           the Other Investors then such
                                           selling Other Investor shall
                                           first offer such interest to the
                                           non-selling Other Investors and
                                           shall thereafter offer any
                                           interest not purchased by the
                                           non-selling Other Investors to
                                           the Whitehall Investors.

                                    B.     If the offeree Investors
                                           collectively fail to purchase
                                           such interests on the terms
                                           offered, then the selling
                                           Investor shall be permitted to
                                           sell such interest to a third
                                           party at a
                                           price no less than 95% of the
                                           price offered to the Investors
                                           and on other terms no more
                                           favorable to such third party
                                           then the terms offered to the
                                           Investors; provided that such
                                           third party shall be subject to
                                           the approval of a majority of
                                           the non-selling Investors (which
                                           approval shall be granted in
                                           each Investor's sole discretion
                                           exercised in good faith).

                              If either the Whitehall Investors or the Other Investors shall own in excess of 75% of the equity of the Company or if any of the Other Investors transfer their interests (other than as permitted by clauses A. and B. of the first paragraph of "Restrictions on Transfer" above), all "Supermajority Matters" shall thereafter require the approval of 75% of the entire Board and Board representation and voting shall be based on each Investor's proportional equity interest.

Management Agreement:         The Company and Tishman Speyer, as Managing
                              Agent, will enter into a Management Agreement providing for a three-year term, with two successive one-year renewal periods. Upon the good faith determination of all of the Investors (other than the Managing Agent) with respect to the performance of the Managing Agent (such determination to be made without regard to cost considerations), the Company may cause the Management Agreement not to be renewed in accordance with the foregoing. After the fifth anniversary, all of the Investors must agree to any further renewals of the Management Agreement. If all of the Investors do not agree to renew the Tishman Speyer Management Agreement and cannot within a reasonable period agree on a successor Managing Agent, then the Whitehall
                              Investors shall propose a list of 3 qualified firms of reputable standing to serve as Managing Agent and the Other Investors shall select the Managing Agent from such list. Upon any non-renewal of the Tishman Speyer Management
                              Agreement on or prior to the fifth
                              anniversary, Tishman Speyer will be entitled to "put" its shares back to the Company at fair market value (without minority discount).

                              The Managing Agent will be paid a fee of 1.5% of gross revenues plus one-half standard commission override.

Break Up Fee:                 The break up fee will be allocated
                              proportionately based on the actual capital ultimately committed by each investor.

                                                                    Annex 3


                     Alternative Transaction Structure


Initial Investors:

            GS/Whitehall:           $420 million (95%)
            (including additional investors selected by GS/Whitehall)

            Tishman Speyer:         $20 million (5%)

            Total Equity:           $440 million


Capitalization (in millions)

            New financing(a)        $   430
            Zeros                       360
            14%                          75
              Total Debt                865
            Equity                      440
            Total                   $ 1,305


____________
(a) If new financing is not available on favorable terms, certain existing financing would remain in place.


Management Arrangements

      o     See Exhibit A

                                                                  Exhibit A

                                 Term Sheet
                      Arrangements with Tishman Speyer


 Management of Company:

    President and CEO:    Jerry I. Speyer

    Board: Comprised of 7 members designated by Whitehall and 1 member designated by Tishman Speyer (provided that in lieu of designating 7 members Whitehall may designate fewer than 7 members having the right to 7 votes on the Board)

 Restrictions on          No transfers by Tishman Speyer of its interest
 Transfer of Tishman      in the Company prior to fifth anniversary
 Speyer Interests:        without the unanimous consent of the Board,
                          except:

                                A.    any pledge to a bank or other
                                      financial institution in connection
                                      with securing a bona fide loan to
                                      Tishman Speyer; or

                                B.    any transfer by Tishman Speyer to a
                                      50% or more owned affiliate of
                                      Tishman Speyer; provided that such
                                      affiliate must execute an agreement
                                      by which it shall become bound by
                                      these arrangements.

                          After fifth anniversary, Tishman Speyer may also transfer its entire interest in the Company provided that it complies with the following procedures and provided that upon any such transfer, the Company shall have the right to terminate the Management Agreement:

                                A.    Prior to offering such interest to
                                      any third party, Tishman Speyer
                                      shall first offer such interest to
                                      Whitehall.

                                B.    If Whitehall fails to purchase such
                                      interests on the terms offered,
                                      then Tishman Speyer shall be
                                      permitted to sell such interest to
                                      a third party at a price no less
                                      than 95% of the price offered to
                                      Whitehall and on other terms no
                                      more favorable to such third party
                                      than the terms offered to
                                      Whitehall; provided that such third
                                      party shall be subject to the
                                      approval of Whitehall (which
                                      approval may be granted in
                                      Whitehall's sole discretion).

 Managing Agent:          Tishman Speyer Properties, L.P. to act as
                          managing agent ("Managing Agent") with
                          responsibility for day-to-day management of
                          Property, subject to authority of Board.
                          Managing Agent to be subject to Management
                          Agreement described below.

 Management Agreement:    The Company and Tishman Speyer, as Managing
                          Agent, will enter into a Management Agreement providing for a three-year term, with two successive one-year renewal periods. Upon the good faith determination of Whitehall with respect to the performance of the Managing
                          Agent (such determination to be made without regard to cost considerations), the Company may elect not to renew the Management Agreement.

                          The Managing Agent will be paid a fee of 1.5% of gross revenues plus a one-half standard commission override.

                          In addition, if prior to the third anniversary the Company shall dispose of in excess of 50% of the Property (based on square footage), the Company shall pay to the Managing Agent a fee to be agreed upon based on, among other things, the date on which the properties are sold.

                          Tishman Speyer shall provide cleaning and other
                          property related services on customary terms as
                          approved by the Board.
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 Certain Put Rights;      Upon any non-renewal by Whitehall of the
 Tag Along/Drag Along     Tishman Speyer Management Agreement on or prior
 Rights:                  to the fifth anniversary, Tishman Speyer will
                          be entitled to "put" its shares back to the Company at fair market value (without minority discount).

                          In addition (unless prior to such date
                          Whitehall has elected not to renew the
                          Management Agreement), upon the fifth
                          anniversary and thereafter upon the expiration of any renewal period, Tishman Speyer will be entitled to "put" its shares back to the Company at fair market value.

                          Tishman Speyer to have Tag Along (or Put)
                          Rights and Whitehall Investors to have Drag
                          Along Rights on disposition of entire interest by Whitehall Investors.

 Additional Funding       If after the closing the Whitehall Investors
 Rights:                  shall provide additional funding to the
                          Company, Tishman Speyer shall have the right to participate in such funding on a pro rata basis.

 No Recourse:             The Company shall not incur any indebtedness or
                          other obligations that are recourse to Tishman
                          Speyer.

 Break Up Fee:            The break up fee will be allocated $6.5 million
                          to the Whitehall Investors and $1.0 million to Tishman Speyer.